Exhibit 99.1

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q2 results on July 31, 2024

Toronto, Ontario, June 27, 2024 – Kinross Gold Corporation (TSX: K; NYSE: KGC) will release its financial statements and operating results for the second quarter of 2024 on Wednesday, July 31, 2024, after market close. On Thursday, August 1, 2024, at 8:00 a.m. EDT Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – 1 (888) 596-4144; Passcode: 5766018

Outside of Canada & US – 1 (646) 968-2525; Passcode: 5766018

Replay (available up to 14 days after the call):

Canada & US toll-free – 1 (800) 770-2030; Passcode: 5766018

Outside of Canada & US – 1 (647) 362-9199; Passcode: 5766018

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corp.

www.kinross.com